May 24, 2018

Angeliki Frangou
Chief Executive Officer
Navios Maritime Containers Inc.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

       Re: Navios Maritime Containers Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted May 10, 2018
           CIK No. 0001707210

Dear Ms. Frangou:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 17, 2018 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Use of Proceeds, page 58

1. We note your response to our prior comment 6 and reissue in part. Please disclose the estimated net amount of the proceeds broken down into each principal intended use. In addition, if known, please describe the estimated total cost of the containerships as well as the amount and sources of other funds needed, if any, to acquire such vessels. To the extent that the vessels will be acquired from affiliates or their associates, please disclose
 Angeliki Frangou
Navios Maritime Containers Inc.
May 24, 2018
Page 2
         the persons from whom the vessels will be acquired and how the cost of such vessels will be determined.
       You may contact Kristin Shifflett at 202-551-3381 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.

FirstName LastNameAngeliki Frangou
Comapany NameNavios Maritime Containers Inc.
                                                             Division of
Corporation Finance
May 24, 2018 Page 2                                          Office of
Transportation and Leisure
FirstName LastName